September 26, 2024

Via EDGAR

Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.20549

Attn:    Ms. Shannon Davis
Mr. Michael Volley
Mr. Robert Arzonetti
Mr. Christian Windsor

Re:    Old National Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-15817

Ladies and Gentlemen:

Set forth below is the response from Old National Bancorp (the “Company,” “we” or “our”) to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated September 13, 2024 (the “Comment Letter”), concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

For convenience of the Staff’s review, we have set forth below the numbered comments of the Staff in the Comment Letter, with the Company’s responses thereto immediately following each comment. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1. We note your presentation of numerous non-GAAP financial measures related to tangible common equity excluding AOCI and unrealized losses presented in Exhibits 99.1 to your Forms 8-K filed on February 12, 2024 and August 16, 2024. These measures appear to represent individually tailored accounting measures given that the adjustment to exclude AOCI or unrealized losses has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response:

We respectfully acknowledge the Staff’s comment and will remove the presentation of such non-GAAP measures from our future filings with the Commission.

Financial Condition
Loan Portfolio
Commercial and Commercial Real Estate Loans, page 50

2. We note that commercial real estate (CRE) loans represent a significant portion of your loan portfolio. We also note your discussion on page 55 that describes, generally, the LTV requirements for your commercial loans. Please tell us whether, for any of your main CRE loan categories, your guidelines permit a significantly different LTV. Also, discuss the extent to which you monitor property values during the life of the loan.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that, as described on page 55 of the Form 10-K for the fiscal year ended December 31, 2023, our loan-to-value (“LTV”) ratios generally do not exceed 80%. We periodically evaluate the LTV guidelines established in our internal lending policy to mitigate risks associated with CRE asset classes, which range from 65% to 80%. We update property values upon a change in terms, renewal, or event of default. In addition, we monitor LTV and loan-to-cost ratios for construction loans through our credit administration department over the life of the loan or related construction draw period.

3. We note that you indicate that your real estate lending is concentrated in your main operating area in the Midwest. We also note that your investor presentations provide a geographic breakdown of the location of most of your loans. Tell us whether you considered whether investors would benefit from a geographic disaggregation of your loan portfolio.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that in our future Form 10-Q and Form 10-K filings with the Commission, we will provide the material geographic disaggregation of our loan portfolio to the extent material to an investor’s understanding of the credit risk in our loan portfolio.

4. We note that the largest segment in your CRE portfolio are loans on multifamily properties. Please tell us whether any material portion of the properties are subject to rent control or other similar legislation that might impact the financial condition of your borrowers.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that there is no material exposure in our CRE portfolio to multifamily properties subject to rent control or other similar legislation which might impact the financial condition of our borrowers.

Market Risk, page 62
5. We note that on page 62 you provide an interest rate sensitivity analysis. In the discussion supporting the tabular presentation, you indicate that you make a number of assumptions to support your calculations and management of interest rate risk. We also note that interest rate expectations appear to have changed during the course of 2024, with the expectation that interest rates will decline. However, it appears your market risk disclosure does not reflect these changes in subsequent Forms 10-Q. Please revise your disclosure in future filings to discuss changes to your assumptions, as well as any changes to how you are managing your exposure to interest rate risk.

Response:

We respectfully acknowledge the Staff’s comment and will discuss material changes in our assumptions and adjustments to our strategies for managing our exposure to interest rate risk in our future Form 10-Q and Form 10-K filings with the Commission.

If you have further questions or require additional clarifying information, please contact Angela Putnam, Chief Accounting Officer, at (773) 765-7733, Michael Woods, Corporate Controller, at (812) 461-9067, or Mike Ebner, Senior Assistant General Counsel, at (773) 628-5474.

Sincerely,

/s/ John V. Moran IV
John V. Moran IV
Senior Executive Vice President and Chief Financial Officer

Cc:    James C. Ryan III, Chairman and Chief Executive Officer, Old National Bancorp
Nicholas J. Chulos, Executive Vice President, Chief Legal Officer, and Corporate Secretary, Old National Bancorp